May 29, 2020

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibit:[1]

- Exhibit J (updated to reflect changes to the list of Directors and Committee Members of MEMX).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and C-8 currently on file with the Commission. Please do not hesitate to contact me at 201-831-8345 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

1 This Amendment No. 3 has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/29/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ 07310
3. Provide the applicant's mailing address (if different):

20012139

4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/29/20 (MM/DD/YY) MEMX LLC (Name of applicant)

By: ______ (Signature) ______ (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

MEMX LLC
Date of Filing/Accurate as of: May 29, 2020

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Directors of MEMX LLC

The Exchange Board will be composed of at least 10 directors. The Board shall consist of the Chief Executive Officer of the Exchange, and sufficient numbers of (A) Non-Industry Directors (including Independent Directors), (B) Industry Directors (including Investor Directors) and (C) Member Representative Directors (which shall not include Investor Directors) to meet the following composition requirements:

> (A) the number of Non-Industry Directors, including at least two (2) Independent Directors, shall equal or exceed the sum of the number of Industry Directors (including Investor Directors) and Member Representative Directors (which shall not include Investor Directors);
>
> (B) at least two (2) of the Non-Industry Directors shall also qualify as Independent Directors;
>
> (C) at least one of the Non-Industry Directors shall be representative of issuers and investors and not associated with an Exchange Member, a broker, or a dealer; and
>
> (D) the number of Member Representative Directors (which shall not include Investor Directors) shall be at least twenty percent (20%) of the Board.

MEMX Holdings LLC, as the controlling LLC member of the Exchange, has appointed interim Directors of the Exchange Board (the "Interim Board"), including interim Member Representative Directors.

Prior to the commencement of operations as an Exchange, the Exchange represents that it will complete the full nomination, petition, and voting processes set forth in the Exchange LLC Agreement, which will provide persons that are approved as Members of the Exchange with the opportunity to participate in the selection of Member Representative Directors to confirm or replace the Interim Board.

MEMX LLC
Date of Filing/Accurate as of: May 29, 2020

The following persons are directors of MEMX LLC:

Name	Classification	Commencement Date/Term	Title/Business
Erica Attonito	Member Representative	May 19, 2020/ Initial term	Head of Sales, Business Development Hudson River Trading
Jennifer Hadiaris	Member Representative	May 19, 2020/ Initial term	Managing Director, Head of Global Market Structure, Cowen
Jonathan Kellner	Industry/ CEO	May 19, 2020/ Initial term	CEO, MEMX
JJ Kinahan	Industry/ Investor	May 19, 2020/ Initial term	Managing Director, Chief Market Strategist, TD Ameritrade
Deana Korby	Non-Industry/ Independent	May 19, 2020/ Initial term	Vice President Finance, Investor Relations, IBM Corporation
Tom McManus	Industry/ Investor	May 19, 2020/ Initial term	Managing Director, Deputy General Counsel, E*Trade Financial Corp.
Montes Piard	Non-Industry/ Independent	May 19, 2020/ Initial term	Vice President/Global Controller – Finance/Accounting, General Atlantic
Crystal Reilly	Non-Industry/ Independent	May 19, 2020/ Initial term	Former Chief Corporate Compliance Officer, Bats Global Markets
Hal Scott	Non-Industry/ Independent	May 19, 2020/ Initial term	Emeritus Nomura Professor of International Financial Systems, Harvard Law School
Amy Wong	Non-Industry/ Independent	May 19, 2020/ Initial term	Former Chief Operating Officer, PDT Partners

MEMX LLC
Date of Filing/Accurate as of: May 29, 2020

Officers of MEMX LLC

Officers shall serve until their successors are appointed by the Board in accordance with the Exchange LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors. The current officers of the Exchange are listed below.

Title	Name	Commencement Date	Termination Date
Chief Executive Officer	Jonathan Kellner	2/27/2019	
Chief Financial Officer	Louise Curbishley	11/25/2019	
Chief Operating Officer	Thomas Fay	6/3/2019	
Chief Regulatory Officer	Scott Palmer	11/18/2019	
Chief Technology Officer	Dominick Paniscotti	6/3/2019	
Chief People Officer	Lindsay Gilliam	7/1/2019	
General Counsel and Secretary	Anders Franzon	7/1/2019	

Committees of MEMX LLC

The Exchange's current committees are listed below. The remaining committees will be officially appointed prior to the launch of the Exchange.

Appeals Committee of MEMX LLC

Name	Classification	Commencement Date/Term	Title/Business
[To be provided]			

Nominating Committee

Name	Classification	Commencement Date/Term	Title/Business
Dan Weingarten	Industry	May 19, 2020 Initial Term	Head of Electronic Execution Services, Clear Street

MEMX LLC
Date of Filing/Accurate as of: May 29, 2020

Diana Didia	Non-Industry/ Independent	May 19, 2020 Initial Term	Chief Information and Innovation Officer, AAA-ICDR
Kenneth Grossfield	Non-Industry/ Independent	May 19, 2020 Initial Term	Chief Administration Officer and GC, Strategic Investment Group

Member Nominating Committee

Name	**Classification**	**Commencement Date/Term**	**Title/Business**
Dan Weingarten	Member Representative	May 19, 2020 Initial Term	Head of Electronic Execution Services, Clear Street
Brian Suth	Member Representative	May 19, 2020 Initial Term	Head of Electronic Trading, Evercore
Rich Steiner	Member Representative	May 19, 2020 Initial Term	Head of Client Advisory and Market Innovation, RBC

Regulatory Oversight Committee

Name	**Classification**	**Commencement Date/Term**	**Title/Business**
[To be provided]			